SICHENZIA ROSS FRIEDMAN FERENCE LLP
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February 5, 2007

By Facsimile Transmission
202-772-9210
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Hugh Fuller, Esq.
Mail Stop 4561

Re:	USTelematics, Inc. (the “Company”)
Amendment No. 5 to Registration Statement on Form 10-SB
Amended Form 10-QSB for August 31, 2006
Filed January 25, 2007
Form 10-QSB for November 30, 2007 [2006? BJ1
Filed January 16, 2007
File No. 0-52193

Dear Mr. Fuller:

Pursuant to our telephone discussion this afternoon, on behalf of the Company we are hereby responding to the first comment in your comment letter of January 31, 2007 with respect to the Company’s Registration Statement on Form 10-SB.

Comment No. 1 stated as follows:

Amended Form 10-SB
Item 7. Certain Relationships and Related Transactions, page 20

1.	See our prior comment 4. Include your supplemental response to that comment in the disclosure pursuant to this Item.

The Company does not believe that it needs to make a change to the Form 10-SB. Rule 404 under Regulation S-B exempts from disclosure any related party transaction where the amount involved does not exceed $60,000. The transaction in question was in the amount of $5,000 and therefore not even close to the threshold required for disclosure. The transaction was fully disclosed in the footnotes to the financial statements in the Company’s Quarterly Report on Form 10-QSB for the quarter ended November 30, 2006 and included in the Form 10-SB. In addition, it should be notes that this is the last comment relating to the Form 10-SB. An amendment would have to be filed for the sole purposes of addressing this comment.

The Company will of course file amendments to its Quarterly Reports for the quarter ended August 31, 2006 and the quarter ended November 30, 2006 in response to the remaining three comments.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/ Louis A. Brilleman

Louis A. Brilleman